

March 11, 2021

John Morris
Chief Executive Officer
Repay Holdings Corporation
3 West Paces Ferry Road
Suite 200
Atlanta, GA 30305

      Re: Repay Holdings Corporation
          Registration Statement on Form S-3
          Filed March 5, 2021
          File No. 333-253943

Dear Mr. Morris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David W. Ghegan